Exhibit 99.1

Weidai Ltd. Announces Financial Results for the Six Months Ended June 30, 2020

Hangzhou, September 17, 2020 – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its financial results for the six months ended June 30, 2020, which have not been audited or reviewed by the Company’s independent registered accounting firm.

Six Months Ended June 30, 2020 Operational Highlights

Loan volume

The following table sets forth the volume of loans the Company facilitated and originated (including loans funded by institutional funding partners) for the period indicated:

	For the six months ended June 30, 2020
	RMB	% of total loan volume
	(in millions, except for percentages)

Total loan volume	395	100.0
Including:
Loans funded by institutional funding partners	298	75.5

Loan balance

Total loan balance as of June 30, 2020 was RMB8.5 billion (US$1.2 billion).

Six Months Ended June 30, 2020 Financial Results

Net revenues in the six months ended June 30, 2020 were RMB873.9 million (US$123.7 million). Among net revenues, loan service fee was RMB758.3 million (US$107.3 million), other revenues were RMB64.3 million (US$9.1 million) and net financing income was RMB53.0 million (US$7.5 million).

Provision for loans and advances in the six months ended June 30, 2020 was RMB639.2 million (US$90.5 million).

Operating costs and expenses in the six months ended June 30,2020 were RMB603.1 million (US$85.4 million). Among operating costs and expenses, provision for financial guarantee liabilities was RMB73.8 million (US$10.4 million), origination and servicing expenses were RMB402.4 million (US$57.0 million), sales and marketing expenses were RMB43.7 million (US$6.2 million), general and administrative expenses were RMB66.2 million (US$9.4 million), and research and development expenses were RMB17.0 million (US$2.4 million). Share-based compensation benefits in the six months ended June 30, 2020 were RMB4.1 million (US$0.6 million).

Loss from operations in the six months ended June 30, 2020 was RMB368.4 million (US$52.1 million).

Income tax expenses in the six months ended June 30, 2020 were RMB143.0 million (US$20.2 million).

Net loss in the six months ended June 30, 2020 was RMB487.2 million (US$69.0 million).

Net loss and comprehensive loss attributable to Weidai Ltd.’s ordinary shareholders in the six months ended June 30, 2020 was RMB484.3 million (US$68.6 million).

Adjusted net loss in the six months ended June 30, 2020 was RMB491.3 million (US$69.5 million).

Regulatory Developments

2020 is a year of comprehensive transformation for the marketplace lending industry. According to a series of regulatory documents and guidance issued by the PRC government at the end of 2019, including the Guidance on the Transformation of Online Lending Information Intermediary Institutions into Pilot Micro Credit Companies, the peer-to-peer industry is faced with full exiting and transformation requirement.

Due to the regulatory and industry development and in order to promote a smooth exit of peer-to-peer investments, ensure the business and operational continuity of the Company and protect the rights and interests of investors, the government issued an official notification with respect to the Company’s peer-to-peer operation. Since July 2020, Weidai has been cooperating closely with local government in its business operation. Under the supervision of the government authority, the Company’s organizational structure is stable and the daily operation of the Company is in order. Particularly, all loan collection related work is carried out as usual and interests and principals are repaid by borrowers as scheduled. Our business operation is subject to further instruction from the government authority.

Weidai will continue to cooperate with government authorities and actively carry out loan collection related work. Weidai would like to convey its sincere gratitude to investors for their trust and support in the past.

In addition, the recently announced Guideline on Laws Applicable to Trials of Private Lending Cases by the Supreme People’s Court of China set a new legally protected interest rate cap for private lending. This new guideline indicates that the overall interest rate in the PRC will gradually trend lower in the intermediate term. The Company will make timely adjustment to its operations to comply with the evolving regulatory requirements. Furthermore, the Interim Measures for the Administration of Internet Loans issued by Commercial Banks, which became effective on July 17, 2020, provide clear guidelines for the cooperation between financial institutions and marketplace lending platforms, and offer policy support to the long-term, healthy and steady development of the marketplace lending industry. Going forward, the Company plans to focus on financial institutions as the primary funding source and market its financial service solutions to banks and other credit intermediaries.

Use of Non-GAAP Financial Measures

The Company uses adjusted net income/(loss), a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income/(loss) helps identify underlying trends in its business by excluding the impact of share-based compensation expenses/(benefits). The Company believes that adjusted net income/(loss) provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income/(loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income/(loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the noon buying rate on June 30, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of June 30,
	2020
	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	945,529	133,831
Restricted cash	505,067	71,488
Loans and advances, net	1,131,202	160,111
Prepaid expenses and other assets	549,875	77,830
Amounts due from related parties	20,697	2,929
Total current assets	3,152,370	446,189
Non-current assets:
Long-term investments	13,574	1,921
Loans and advances, net	5,379	761
Prepaid expenses and other assets	12,810	1,813
Property, equipment and software, net	47,947	6,786
Goodwill	5,812	823
Deferred tax assets	605,390	85,687
Total non-current assets	690,912	97,791
Total assets	3,843,282	543,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB1,733,065 (US$245,299) as of June 30, 2020):
Payable to institutional funding partners and online investors	148,404	21,005
Current account with online investors and borrowers	571,451	80,884
Income tax payable	276,406	39,123
Accrued expenses and other liabilities	738,652	104,548
Amounts due to related parties	2,397	339
Contract liabilities	209,970	29,719
Total current liabilities	1,947,280	275,618
Non-current liabilities (including non-current liabilities of the consolidated variable interest entities and subsidiaries without recourse to the primary beneficiary of RMB109,341 (US$15,476) as of June 30, 2020):
Payable to institutional funding partners and online investors	5,690	805
Contract liabilities	103,651	14,671
Total non-current liabilities	109,341	15,476
Total liabilities	2,056,621	291,094

Shareholders’ equity
Class A ordinary shares (par value of US$0.000002 per share; 35,390,055 shares issued and outstanding as of June 30, 2020)	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of June 30, 2020)	1	-
Additional paid-in capital	1,231,674	174,332
Accumulated other comprehensive loss	(2,510)	(355)
Retained earnings	554,002	78,414
Total Weidai Ltd. shareholders’ equity	1,783,167	252,391
Noncontrolling interests	3,494	495
Total shareholders’ equity	1,786,661	252,886
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,843,282	543,980

Weidai Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share data, or otherwise noted)

	Six Months Ended June 30, 2020
	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan service fee	758,309	107,332
Other revenues	64,322	9,104
Financing income	89,458	12,662
Less: Funding costs	(36,447)	(5,159)
Net financing income	53,011	7,503
Business related taxes and surcharges	(1,750)	(248)
Total net revenues	873,892	123,691
Provision for loans and advances	(639,230)	(90,477)
Net revenues after provision for loans and advances	234,662	33,214

Operating costs and expenses:
Provision for financial guarantee liabilities	(73,801)	(10,446)
Origination and servicing	(402,364)	(56,951)
Sales and marketing	(43,695)	(6,185)
General and administrative	(66,240)	(9,376)
Research and development	(16,972)	(2,402)
Total operation costs and expenses	(603,072)	(85,360)

Loss from operations	(368,410)	(52,146)
Interest income, net	19,753	2,796
Government subsidies	4,145	587
Other income, net	239	34
Net loss before income taxes	(344,273)	(48,729)
Income tax expenses	(142,954)	(20,234)
Net loss	(487,227)	(68,963)
Net loss attributable to noncontrolling interests	2,906	411
Net loss and comprehensive loss attributable to Weidai Ltd.’s ordinary shareholders	(484,321)	(68,552)
Earnings per share:
Basic	(6.87)	(0.97)
Diluted	(6.87)	(0.97)
Shares used in earnings per share computation:
Basic	70,461,455	70,461,455
Diluted	70,461,455	70,461,455

Weidai Ltd.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Six Months Ended June 30, 2020
	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net loss	(487,227)	(68,963)
Add:
Share-based compensation benefits	(4,078)	(577)
Adjusted net loss	(491,305)	(69,540)